SECURITIES AND EXCHANGE COMMISSION

                     Washington, D. C. 20549




                            FORM 11-K


(Mark One)

          ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
__X__     EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 1995

                               OR

          TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
_____     EXCHANGE ACT OF 1934 [NO FEE REQUIRED]



                  Commission file number 1-3950



    PRIMUS AUTOMOTIVE FINANCIAL SERVICES, INC. PRIME ACCOUNT
                     (Full title of the plan)




                       FORD MOTOR COMPANY
                        The American Road
                    Dearborn, Michigan 48121

             (Name of issuer of the securities held
             pursuant to the plan and the address of
                 its principal executive office)

Required Information
- --------------------

       Financial Statements
       --------------------

     Statement of Net Assets Available for Plan Benefits, as of
December 31, 1995 and 1994.

     Statement of Changes in Net Assets Available for Plan
Benefits for the Year Ended December 31, 1995.

     Schedule I - Schedule of Assets Held for Investment Purposes as of December 31, 1995.

     Schedule II - Reportable Transactions for the Year Ended
December 31, 1995.


Exhibit
- -------

Designation         Description                Method of Filing
- -----------        -------------               ----------------
Exhibit 23        Consent of Coopers         Filed with this Report.
                   & Lybrand L.L.P.


                            Signature

  Pursuant to the requirements of the Securities Exchange Act of 1934, the Primus Automotive Financial Services, Inc. Prime
Account Committee has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.


                    PRIMUS AUTOMOTIVE FINANCIAL SERVICES, INC.
                    PRIME ACCOUNT COMMITTEE


                    By:  /s/Dennis Delaney
                           ---------------------------------
                           Dennis Delaney, Chairman
                           Primus Automotive Financial Services, Inc.
                           Prime Account Committee
June 27, 1996

                          EXHIBIT INDEX

                                                  Sequential
                                                  Page Number
Designation                Description            at Which Found

Exhibit 23.1             Consent of Coopers &
                           Lybrand L.L.P.

PRIMUS Automotive Financial Services, Inc. Prime Account 401(k)
Tax-Deferred Savings Plan
Index of Financial Statements and Supplemental Schedules


                                                               Pages

Report of Independent Accountants                               2-3

Financial Statements:
     Statement of Net Assets Available for Plan Benefits
           as of December 31, 1995 and 1994                     4-5
     Statement of Changes in Net Assets Available
           for Plan Benefits for the Years Ended
           December 31, 1995                                     6
     Notes to Financial Statements                              7-12

Supplemental Schedules:

     Schedule I - Item 27a - Schedule of Assets Held
         for Investment Purposes as of December 31, 1995        13

     Schedule II - Item 27d - Schedule of Reportable
         Transactions for the Year Ended December 31, 1995     14-15

Report of Independent Accountants

To the Boards of Directors of
Ford Motor Company and
PRIMUS Automotive Financial Services, Inc.:

We have audited the accompanying statements of net assets available for plan benefits of the PRIMUS Prime Account 401(k) Tax-Deferred Savings Plan as of December 31, 1995 and 1994 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1995 and 1994 and the changes in net assets available for plan benefits for the year ended December 31, 1995, in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of the PRIMUS Prime Account 401(k) Tax-Deferred Savings Plan as of December 31, 1995 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/Coopers & Lybrand L.L.P.

Detroit, Michigan
May 31, 1996

PRIMUS Automotive Financial Services, Inc. Prime Account 401(k)
Tax-Deferred Savings Plan
Statement of Net Assets Available for Plan Benefits
December 31, 1995

                                       Short-Term
                                         U. S.
                                       Government                                    Core           Ford
                                       Securities    Intermediate    500 Index      Equity         Stock      Cash/Loan
              ASSETS                     Fund          Bond Fund       Fund          Fund           Fund        Fund      Total
                                     ------------   -------------  -----------  -------------   ----------  ---------  ----------
Investments, at fair value
  (Note 4):
Interest in common/collective
   trusts                           $ 971,322       $ 668,091      $1,980,703     $ 1,201,173    $ 58,007    $58,498   $4,937,794
  Common stock                                                                                    221,067                 221,067
  Participant loans receivable         10,627           5,482          28,958          22,443                 57,142      124,652
                                    ---------      ----------       ---------      -----------  ---------    -------    ---------
       Total investments              981,949         673,573       2,009,661       1,223,616    279,074    115,640    5,283,513
                                    ---------      ----------       ---------      -----------   --------    -------    ---------
Receivables:
  Accrued interest receivable           4,547                                                                    498        5,045
  Accrued employee contributions        6,315           5,793          18,614          11,348      5,413                   47,483
  Accrued employer contributions       16,277          14,592          44,505          26,299     11,631                  113,304
                                     ---------      ---------       ---------        --------    -------     -------     --------
        Total receivables               27,139         20,385          63,119          37,647     17,044         496      165,832
                                     ---------       --------       ---------        --------    --------     -------     -------
Interfund transfers                    (13,688)      (42,066)          (6,211)         32,474      2,732       26,759         -
                                     ---------       --------        --------        --------    --------      -------    -------

        Total assets                   995,400        651,892       2,066,569       1,293,737    298,850      142,897   5,449,345
                                     ---------      ---------       ---------      ----------    -------      -------   ---------

                  LIABILITIES

Accounts payable                                                                                               20,278      20,278
                                     ---------     ---------        ---------      ----------    --------     -------   ---------
        Total liabilities               -              -                -               -            -         20,278      20,278
                                     ---------     ---------        ---------      ----------    --------     -------   ---------
        Net assets available for
          plan benefits              $ 995,400      $651,892        $2,066,569     $1,293,737    $289,850    $122,619  $5,429,067
                                     =========    ==========        ==========     ==========    ========    ========  ==========

The accompanying note are an integral part of the financial statements.

                                    Short-Term
                                       U. S.
                                    Government                                           Core
                                    Securities    Intermediate          500 Index       Equity       Cash/Loan
            ASSETS                     Fund         Bond Fund              Fund           Fund          Fund       Total
                                   ------------   -------------         ------------ -----------   ----------  ------------
Investments, at fair value:
  Interest in common/collective
    trusts                          $ 803,014       $ 358,739           $ 791,890     $  633,451   $ 88,305     $ 2,675,399
  Participant loans receivable         14,839           4,329               9,978         9,350       4,686          43,182
                                    ---------      ----------           ---------      ---------   --------     -----------
       Total investments              817,853         363,068             801,868        642,801     92,991       2,718,581
                                    ---------      ----------           ----------     ---------   --------     -----------
Receivables:
  Accrued interest receivable           3,443                                                           435           3,878
  Accrued employee contributions        6,956          5,777               15,543         10,826                     39,102
  Rollover receivables                  1,207         48,917               46,976          1,148                     96,248
                                    ---------      ---------            ---------        --------    -------     ----------
        Total receivables              11,606         52,694               62,519         11,974        435         139,228
                                    ---------      ---------            ---------        --------    -------     ----------
Interfund transfers                       651          4,541               13,155          6,332    (24,679)          -
                                    ---------       --------            ---------        --------   --------     ----------

        Total assets                  830,110        420,303              677,542        661,107     68,747       2,857,809
                                    ---------      ---------            ---------        -------    -------      ----------

              LIABILITIES

Accounts payable                                                                                     11,311          11,311
                                   ---------     -----------            ---------        --------   -------      ----------
        Total liabilities              -              -                      -               -       11,311          11,311
                                    --------     -----------            ----------       ---------   -------      ---------
        Net assets available for
          plan benefits            $ 830,110       $420,303              $877,542       $661,107    $57,436      $2,846,498
                                   =========      =========              ========       ========    =======      ==========

The accompanying note are an integral part of the financial statements.


                                   Short-Term
                                      U. S.
                                   Government                                     Core          Ford
                                   Securities    Intermediate     500 Index       Equity        Stock      Cash/Loan
           ASSETS                     Fund         Bond Fund        Fund          Fund          Fund          Fund       Total
                                  ------------   ------------     -----------    -----------   ----------  ---------   ----------
Additions:
   Employee contributions         $181,219       $152,431        $435,515         $305,384      $31,279                $1,105,828
   Employer contributions          112,770         92,183         251,592          175,385       17,603                   649,533
   Rollover contributions           42,309          1,815          97,999            7,356       12,569                   162,048
   Interest and dividend income     51,171            886           5,100            2,160        2,379                    61,696
   Net appreciation
     (depreciation) in fair
      value of investments
      (Note 4)                        -            69,727         412,030          256,150       (7,692)                  730,215
   Interest income on loans          1,934            566           2,206            1,485          309                     6,500
                                 ---------      ---------       ---------         --------      -------       -------     -------
       Total additions             389,403        317,608       1,204,442          747,920       56,447          -      2,715,820
                                 ---------     ----------      ----------         --------      -------       -------   ---------
Deductions:
   Benefits                         83,728          7,528          13,595           16,050                  $   2,101     123,002
   Other expenses                    2,351          1,414           3,660            2,228          596                    10,249
                                 ---------      ---------       ---------         --------     --------      --------     -------
       Total deductions             86,079          8,942          17,255           18,278          596         2,101     133,251
                                 ---------       --------       ---------         --------     --------      --------     -------
       Net additions before fund
          transfers                303,324        308,666       1,187,187          729,642       55,851        (2,101)  2,582,569

Net transfers between funds       (138,034)       (77,077)          1,840          (97,012)     242,999        67,284          -
                                  --------       --------      ----------         ---------    --------       -------     -------
        Net additions              165,290        231,589       1,189,027          632,630     298,850         65,183   2,582,569

Net assets available for plan
  benefits, beginning of year      830,110        420,303         877,542          661,107         -           57,436   2,846,498
                                 ---------       --------       ---------          --------   --------        -------   --------
    Net assets available for
     plan benefits, end of year   $995,400       $651,892      $2,066,569       $1,293,737     $298,850      $122,619   $5,429,067
                                 =========      =========     ===========       ===========    ========     =========   ==========

The accompanying note are an integral part of the financial statements.


PRIMUS Automotive Financial Services, Inc. Prime Account 401(k)
Tax-Deferred Savings Plan
Notes to Financial Statements

     1.   Summary of Significant Accounting Policies:

a. Investments: The Plan allows its participants to direct their share of contributions and earnings to five different investment mediums, a Short-Term U. S. Government Securities Fund, an Intermediate Bond Fund, a 500 Index Fund, a Core Equity Fund and a Ford Stock Fund, which are held by Comerica Bank and are stated at fair value as of December 31, 1995 and 1994. These investment mediums are offered by Comerica Bank, the Plan's trustee.

b. Contributions: Contributions to the Plan are recorded in the period that payroll deductions are made from plan participants.

c.   Payment of Benefits:  Benefits are recorded when paid.

d. Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from estimates.

e. Other: Purchases and sales of securities are reflected on a trade-date basis. Gains and losses on sales of securities are based on average cost.

     Dividend income is recorded on the ex-dividend date; income from other investments is recorded as earned.

     The Plan presents in the statements of changes in net assets available for plan benefits the net appreciation (depreciation) in the fair value of its investments, which includes realized gains or losses and the unrealized appreciation (depreciation) on those investments.

     Substantially all costs and expenses incurred with the operation of the Plan are borne by PRIMUS Automotive Financial
Services, Inc. ("PRIMUS").

     Certain amounts in the previously issued 1994 financial statements have been reclassified to conform with the current year presentation.

     2.   Description of the Plan:

The Plan became effective April 1, 1992.

The following description of the Plan provides only general information. The provisions of the Plan are governed in all respects by the detailed terms and conditions contained in the Plan itself. Participants should refer to the plan agreement for a complete description of the Plan's provisions.

a. Type and Purpose of the Plan: The Plan is a defined contribution plan established to encourage and facilitate systematic savings and investment by eligible employees and to provide them with an opportunity to become stockholders of Ford
Motor Company ("Ford"). The Plan includes provisions for voting shares of Ford common stock.

b. Eligibility: With certain exceptions, regular full-time employees having at least twelve months of continuous service are eligible to participate in the Plan. Participation in the Plan is voluntary.

c. Contributions: Under the Plan and subject to limits required to be imposed by the Internal Revenue Code, participants may elect to contribute up to 11 percent of their pre-tax earnings, not to exceed 25 percent of annual earnings including overtime and bonuses.

     PRIMUS, at its discretion, may match at the rate of 100
percent of the first 2 percent and 50 percent of the next 4 percent of the participants' pre-tax contributions.

d. Transfer of Assets: The Plan permits the transfer of assets among investment elections as of the first day of each plan year quarter.

e. Investment Programs and Participation: Participant contributions are invested in accordance with the participant's election in any of five investment funds. These investment options as of December 31, 1995 are as follows:

(1) Ford Stock Fund: The Fund consists of shares of the common stock, $1.00 par value, of Ford. The value of the fund rises or falls depending upon the stock's performance in the market. Ford stock is subject to economic factors, the stock market in general and factors affecting Ford in particular.

(2)  Short-Term U. S. Government Securities Fund:  The Short-Term
U. S. Government Securities Fund seeks to provide as high a level of current interest income as is consistent with maintaining liquidity and stability of principal. This Fund may be an appropriate retirement investment for participants who are looking for basic preservation of capital with a low risk level.

e.   Investment Programs and Participation, continued:

(3) Intermediate Bond Fund: The Intermediate Bond Fund seeks a competitive rate of return which, over time, exceeds the rate of inflation and the rate provided by money market investments. The Intermediate Bond Fund has an intermediate term weighted average maturity that ranges from three to seven years. The Fund's investment philosophy is based on a total rate of return approach emphasizing high quality and active trading.

(4) 500 Index Fund: The 500 Index Fund seeks to participate in the long-term growth of the stock market by generating total returns that tract the total returns of the Standard & Poor's ("S&P") 500 index. The 500 Index Fund is benchmarked to the S&P 500 universe. In addition to the S&P 500 stocks, the Fund purchases S&P 500 index futures to reduce the impact of cash holdings on fund performance and to provide liquidity and flexibility to the management of the Fund. This Fund may be appropriate for the more aggressive investor seeking capital gains.

(5) Core Equity Fund: The Core Equity Fund's objectives are to participate in the long-term capital appreciation of the stock market and to maintain a growth stream of income. The Fund invests in the common stocks of high quality companies with consistent and superior earnings per share.

f. Vesting and Distributions: Employee contributions and investment earnings are fully vested. PRIMUS matching contributions vest 20 percent, 50 percent and 100 percent for one, two and three years of service, respectively. A participant becomes fully vested in PRIMUS matching contributions automatically upon retirement due to disability, upon death or upon termination of the Plan. Benefits are payable upon termination or upon normal retirement at age 65 in a cash lump-sum payment.

g. Participant Loans: As described in the plan document, participants may borrow from their respective accounts an amount from $1,000 to $50,000. Loans to participants bear interest at a reasonable rate which is equal to that charged by the trustee for commercial loans made under similar circumstances, on the date the loan is approved by the plan administrator. A portion of the participant's account balance serves as collateral.

     3.   Forfeitures:

The Plan permits PRIMUS to use forfeited amounts from participants' accounts to reduce the PRIMUS' contributions to the Plan. During 1995, forfeited PRIMUS contributions were $5,222.

     4.   Investments:

a.   Net Appreciation (Depreciation ) in the Fair Value of
Investments: The net appreciation (depreciation) in the fair value of investments (including investments bought and sold, as well as held, during the year) for the year ended December 31, 1995:



                                                     Net
                                                 Appreciation
                                                (Depreciation)
                                                 in Fair Value
                                                ---------------
[S]                                             [C]
Intermediate Bond Fund                          $   69,727
500 Index Fund                                     412,030
Core Equity Fund                                   256,150
Ford Stock Fund                                     (7,692)
                                                ----------
                                                $  730,215
                                                 =========




b. Fair Value of Individual Investments: The fair value of individual investments representing five percent or more of the Plan's net assets are as follows as of December 31, 1995:

Short-Term Government Securities Fund         $   971,322
Intermediate Bond Fund                            668,091
500 Index Fund                                  1,980,703
Core Equity Fund                                1,201,174
Ford Stock Fund                                   221,067

c. Asset Value per Unit: The number of shares or units contained in each investment fund, the aggregate cost of shares of units and market value per share or unit as of December 31, 1995 is as follows:



                                                              Aggregate           Market
                                               Number of        Cost              Value
                                               Shares or      of Shares          per Share
                                                 Units        or Units           or Unit
                                             -------------   ------------      -----------
Short-Term Government Securities Fund         1,087,827        $1,087,827         $ 100.00
Intermediate Bond Fund                           46,532           634,346            14.36
500 Index Fund                                    7,800         1,538,108           253.95
Core Equity Fund                                  8,252           982,409           145.56
Ford Stock Fund                                   7,656           228,759            28.88



     5.   Tax Status:

The Plan obtained its latest determination letter on November 20, 1995, in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the plan committee believes that the Plan was qualified, and the related trust was tax-exempt as of the financial statement date.

     6.   Plan Termination:

Although it has not expressed any intent to do so, PRIMUS has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event PRIMUS terminates the Plan, the plan committee will direct the trustee to distribute the assets of the Plan to the participants, former participants and beneficiaries in accordance with their interests under the Plan.

     7.   Other:

The differences between the data shown on pages 4 and 6 of this report and the 1995 Form 5500 filed with the Department of Labor are principally attributable to adjustments made by the plan committee to conform to the accrual basis of accounting.

 8.  Subsequent Event:

As of January 1, 1996, the Plan changed trustees from Comerica
Bank to Fidelity Management Trust Company.

                                                                   Schedule I



PRIMUS Automotive Financial Services, Inc. Prime Account 401(k)
Tax-Deferred Savings Plan
Item 27a - Schedule of Assets Held for Investment Purposes as of December 31, 1995



                                         (c)
            (b)                 Description of Investment,
       Identity of Issuer        Including Maturity Date,                             (e)
       Borrower, Lessor        Rate of Interest, Collateral,         (d)            Current
(a)      or Similar Party           Par or Maturity Value           Cost              Value
- ----  --------------------    --------------------------------  ----------------  --------------
*        Comerica Bank           Short-Term Government Fund
                                  Series 2, 971,322 units        $ 971,322        $  971,322

*        Comerica Bank           Intermediate Bond Fund H
                                     46,532 units                  634,346           668,091

*       Comerica Bank            500 Index Fund, 7,800 units     1,538,108         1,980,703

*       Comerica Bank            Core Growth Stock Fund E,
                                      8,252 units                  982,409         1,201,174

*       Comerica Bank            Short-Term Investment Fund,
                                     116,505 units                 116,505           116,505

*       Ford Motor Company        Ford Motor Company Common
                                     Stock, 7,656 shares           228,759           221,067

        Plan participants         Loans receivable (6-9 percent)       -             122,619

                                                                 ----------       ----------

                                                                 $4,471,449       $5,281,481
                                                                 ==========       ==========

*party-in-interest

Schedule II


PRIMUS Automotive Financial Services, Inc. Prime Account 401(k)
Tax-Deferred Savings Plan
Item 27d - Schedule of Reportable Transactions for the year ended December 31, 1995

                                                                                                           (h)
                                                                               (f)                    Current Value
   (a)                                        (c)         (d)        (e)      Expenses       (g)      of Asset on        (i)
Identity of             (b)                 Purchase     Selling    Lease   Incurred with   Cost      Transaction      Net Gain
Party Involved    Description of Asset        Price      Price      Rental  Transaction*  of Asset        Date         or (Loss)
- ---------------  ------------------------  ------------ ----------- ------ -------------  ---------   ----------     -----------

REPORTING
CRITERION I:     Any single transaction in
- -----------      excess of five percent of
                 of current value of plan
                 assets.

Comerica Bank    Purchased 39,989 units,
                  intermediate Bond
                   Fund H                  $558,817                                        $558,817    $558,817
Comerica Bank   Sold 39,989 units,
                 intermediate Bond
                 Fund H                                $558,817                             543,443     558,817      $15,374
Comerica Bank   Sold 171,534 units, short-
                 term fund                              171,534                             171,534     171,534          -
Comerica Bank   Sold 173,784 units, short-
                 term fund                              173,784                             173,784     173,784          -
Comerica Bank   Sold 155,680 units, short-
                 term fund                              155,680                             155,680     155,680          -
Comerica Bank   Sold 203,896 units, short-
                 term fund                              203,896                             203,896     203,896          -

REPORTING
CRITERION II:    Any series of transactions in
- -------------    other that securities in
                 excess of five percent of
                 current value of plan
                 assets.

                 None.

REPORTING
CRITERION III:  Any series of transactions in
- -------------   securities within the plan year
                with or in conjunction with
                the same persons that, when
                aggregated, involves more than
                five percent of current
                value of plan assets. (Note A)

Comerica Bank    Purchased 3,402 units, Core
                   Growth Stock Fund E         434,507                                       434,507     434,507
                 Purchased 7,656 shares, Ford
                   Motor Company Common Stock  228,759                                       228,759     228,759
                Purchased 22,353 units,
                   Intermediate Bond Fund H    301,581                                       301,581     301,581
                Purchased 2,223,694 units,
                   Short-Term Fund           2,223,694                                     2,223,694   2,223,694
                Sold 1,490,601 units,
                   Short-Term Fund                     1,490,601                           1,490,601   1,490,601         -
                Purchased 165,359 units,
                   Short-Term Government
                   Fund Service 2              165,359                                       165,359     165,359
                Sold 333,667 units, Short-Term
                   Government Fund Series 2              333,667                             333,667     333,667         -
Comerica Bank   Purchased 3,511 units, 500
                  Index Fund                   776,783                                       776,783     776,783


REPORTING
CRITERION IV:   Any single transactions within
 ------------   the plan year with respect to
                securities with or in conjunction
                 with a person with whom any prior
                or subsequent single five percent
                security transactions within the
                plan year took place.

                None.

Note A: Transactions already reported under Criterion I are not reported here.

*Information regarding expenses incurred with each transaction was not available from the Trustee.





